UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number:  001-13684

CUSIP Number:  018772103

NOTIFICATION OF LATE FILING

(Check One):

_X_ Form 10-K   __ Form 20-F   __ Form 11-K   __ Form 10-Q   __ Form N-SAR
__ Form N-CSR

For Period Ended:     March 31, 2008

__ Transition Report on Form 10-K

__ Transition Report on Form 10-Q

__ Transition Report on Form 20-F

__ Transition Report on Form N-SAR

__ Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant

Alliance One International, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

8001 Aerial Center Parkway

City, State and Zip Code

Morrisville, North Carolina  27560

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
_X_

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Alliance One International, Inc. (the “Company”) will be unable to file its Annual Report on Form 10-K for the fiscal year end March 31, 2008 within the prescribed time period without unreasonable effort or expense.  The delay is the result of time required to finalize accounting related to reserves and financial statement presentation concerning farmer rural credit accounting. Management, in consultation with the Company’s Audit Committee of the Board of Directors, is in the process of completing the necessary analysis.  The Company expects to file its Annual Report on Form 10-K for the year ended March 31, 2008, as soon as practicable after the completion of these additional procedures, which the Company expects will be no later than July 1, 2008.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Joel Thomas

919-379-4300

(Name)

(Area Code)  (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).               _X_ Yes     __ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?            _X_ Yes     __ No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A attached hereto.

      Alliance One International, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date

June 16, 2008

By:

/s/ Joel Thomas

    Joel Thomas

    Vice President - Treasurer

Annex A

The following description is being included solely to address the disclosure requirements of this Form 12b-25 and is not intended as a complete discussion or analysis of results of operations for the periods covered.  The Company expects to file its Annual Report on Form 10-K for the year ended March 31, 2008, no later than July 1, 2008, and such report will contain a more complete discussion and analysis of the Company’s financial position and results of operations.

Management is still in the process of preparing the financial statements for the fiscal year ended March 31, 2008.  As a result, it is not possible to quantify any changes in results of operations that may be reflected by the earnings statement to be included therein at this time.  Such changes could be significant in comparison to the Company’s earning statement for its fiscal year ended March 31, 2007.

This filing contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based on the current beliefs and expectations of Alliance One’s management and are subject to significant risks and uncertainties.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements:  changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, our ability to implement cost savings initiatives, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on Alliance One’s customers.  Additional factors that could cause Alliance One’s results to differ materially from those described in the forward-looking statements can be found in Alliance One’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007, and other filings with the Securities and Exchange Commission (the “SEC”) which are available at the SEC’s website (www.sec.gov).